Exhibit 7.1:
Gregory M. Shepard
5055 Gulf of Mexico Drive
Longboat Key, FL 34228
June 25, 2010
Mr. Donald H. Nikolaus
CEO
Donegal Mutual Insurance Company
Donegal Group, Inc.
1195 River Road
Marietta, PA 17547
Dear Mr. Nikolaus:
     As you know, I have a significant personal investment in Donegal Group Inc. (“DGI”) and also own common shares of Union National Financial Corporation (“UNNF”). As with all of my investments, I follow and monitor publicly available information on these companies. Also as you know, my ownership in both DGI and UNNF has been and continues to be for investment purposes only, in both fact and intent, and not for the purpose or having the effect of changing or influencing the control of either company. My inquiry is based upon trying to garner a better, fact-based understanding from the following information:
•	A press release dated April 20, 2010 announced Donegal Financial Service Corporation’s acquisition of UNNF. At the close of trading, the DGICA shares were valued at $14.83 per share;

•	Three days later, or on April 23, 2010, I noted in the press release announcing DGI’s first quarter results, that total stockholders’ equity, or book value, was $385,428,382, or a per common share amount of $15.11 as of the close of the first quarter on March 31, 2010;

•	Simply put, I am writing to inquire why Donegal Mutual is utilizing over 500,000 DGICA shares currently trading at about $12.50 per share (or 83% of DGI book value) for this UNNF acquisition, which is non-strategic in nature? At 83% of book value, why would Donegal Mutual not use its cash reserves for this purchase?
     I look forward to receiving your reply and to better understanding your planned direction and use of this acquisition.
Cordially yours,
Gregory M. Shepard